Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

ANNOUNCEMENT OF THE THIRD QUARTER 2024 RESULTS

We hereby announce our unaudited financial results for the three months ended September 30, 2024 (“Third Quarter 2024 Results”). The Third Quarter 2024 Results are available for viewing on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and our website at www.baozun.com.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, November 21, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*	for identification purposes only

Baozun Announces Third Quarter 2024 Unaudited Financial Results

SHANGHAI, China, November 21, 2024 – Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “I’m pleased that Baozun is advancing our strategic vision, with robust topline growth driven by transformative initiatives. In the third quarter of 2024, Baozun Group achieved a 12.8% year-over-year revenue increase, powered by solid performances from both Baozun E-Commerce (BEC) and Baozun Brand Management (BBM). For the first time, BBM delivered topline growth in its underlying China business for Gap, underscoring our brand management capability and localization of brand appeal. The third quarter has been a pivotal quarter of growth and progress across our segments, reflecting the resilience and adaptability of our strategies.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “Baozun delivered double-digit topline growth in the third quarter of 2024, with E-Commerce revenue up 13.9% and Brand Management revenue increasing by 10.3% year-over-year. Notably, BEC product sales resumed growth following twelve quarters of contraction. Furthermore, our proactive positioning in creative content commerce continued to drive triple-digit annual revenue growth on Douyin, highlighting our agility and leadership in digital commerce. BBM remained focused on strengthening our localization efforts and building a sustainable foundation. With confidence in our long-term growth, we continued to execute our share repurchase program with US$9.9 million worth of ADSs repurchased year-to-date.”

Third Quarter 2024 Financial Highlights

•	Total net revenues were RMB2,057.0 million (US$[1]293.1 million), representing an increase of 12.8% compared with RMB1,823.6 million for the same period of 2023.

•	Loss from operations was RMB114.5 million (US$16.3 million), an improvement from RMB135.7 million in the same quarter of last year, primarily due to a reduction in losses from E-Commerce. Operating margin was negative 5.6%, an improvement from negative 7.4% for the same period of 2023.

•	Non-GAAP loss from operation[2] was RMB85.2 million (US$12.1 million), an improvement from RMB90.4 million in the same quarter of last year, primarily due to a reduction in losses from E-Commerce. Non-GAAP operating margin was negative 4.1%, improved from negative 5.0% for the same period of 2023.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs.

•	Adjusted operating loss of E-Commerce[3] was RMB29.8 million (US$4.2 million), an improvement from RMB40.3 million for the same period of 2023.

•	Adjusted operating loss of Brand Management[3] was RMB55.3 million (US$7.9 million), compared with RMB50.1 million for the same period of 2023.

•	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB88.1 million (US$12.6 million), an improvement from RMB126.4 million for the same period of 2023.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[4] was RMB66.8 million (US$9.5 million), an improvement from RMB76.4 million for the same period of 2023.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[5]”) were both RMB1.48 (US$0.21), compared with both RMB2.12 for the same period of 2023.

•	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS[6] was RMB1.12 (US$0.16), compared with RMB1.28 for the same period of 2023.

•	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB2,655.2 million (US$378.4 million), as of September 30, 2024, compared with RMB3,072.8 million as of December 31, 2023.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits/losses by segment are included in the Segments data of Segment Information.

[3]	Following the acquisition of Gap Shanghai, the Group updated its operating segment structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

[4]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss.

[5]	Each ADS represents three Class A ordinary shares.

[6]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non- GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three, respectively.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services in logistics and supply chain management, IT and digital marketing. During the quarter, total revenue from BEC achieved a 13.9% year-over-year increase, with double-digit growth in both product sales and service offerings within Baozun E-Commerce. The growth in product sales was mainly driven by strong performance in the Beauty and Cosmetics categories, while service growth was mainly attributed to higher demand for digital marketing and IT solutions.

Omni-channel expansion remains a key theme for our brand partners. By the end of the third quarter of 2024, approximately 48.2% of our brand partners engaged with us for store operations of at least two channels.

Baozun Brand Management, or “BBM”

BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to forge longer and deeper relationships with brands.

Currently, our Brand Management business line includes the Gap and Hunter brands. During the quarter, product sales revenue for Brand Management totaled RMB329.8 million (US$47.0 million), with a gross profit margin of 52.8%. By the end of the third quarter of 2024, Gap and Hunter brands have 146 offline stores under our management.

Third Quarter 2024 Financial Results

Total net revenues were RMB2,057.0 million (US$293.1 million), an increase of 12.8% from RMB1,823.6 million in the same quarter of last year. The increase in total net revenues was mainly driven by a 14.2% increase in service revenue.

Total product sales revenue was RMB783.1 million (US$111.6 million), compared with RMB707.9 million in the same quarter of last year, of which:

•	Product sales revenue of E-Commerce was RMB454.0 million (US$64.7 million), an increase of 10.3% from RMB411.6 million in the same quarter of last year. The increase was primarily attributable to introduction of high-quality new distribution businesses, partially offset by the Company’s optimization of its product portfolio in distribution model, especially in the electronics and fast-moving consumer goods sectors.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories7 for the periods indicated:

	For the three months ended September 30,
	2023		2024
		% of Net			% of Net	YoY
	RMB	Revenues	RMB	US$	Revenues	Change
		(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	179.5	11%	177.1	25.2	9%	-1%
Beauty and cosmetics	76.3	4%	89.7	12.8	4%	18%
Others	155.8	8%	187.2	26.7	9%	20%

Total net revenues from product sales of E-Commerce	411.6	23%	454.0	64.7	22%	10%

•	Product sales revenue of Brand Management was RMB329.8 million (US$47.0 million), an increase of 11.3% from RMB296.3 million in the same quarter of last year. The increase was primarily driven by sales increase from the Gap brand, as the Company continued to optimize its merchandising plans and enhance customer experiences.

Services revenue was RMB1,273.9 million (US$181.5 million), an increase of 14.2% from RMB1,115.8 million in the same quarter of last year. The increase was primarily attributable to a 40.0% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

The following table sets forth a breakdown of services revenues by service type for the periods indicated:

	For the three months ended September 30,
	2023		2024
		% of Net			% of Net	YoY
	RMB	Revenues	RMB	US$	Revenues	Change
		(In millions, except for percentage)
Services revenue
Online store operations	340.7	19%	362.6	51.6	18%	6%
Warehousing and fulfillment	431.7	23%	433.8	61.8	21%	0%
Digital marketing and IT solutions	362.7	20%	507.7	72.4	24%	40%
Inter-segment eliminations[8]	(19.3)	-1%	(30.2)	(4.3)	-1%	56%

Total net revenues from services	1,115.8	61%	1,273.9	181.5	62%	14%

[7]	Key categories refer to the categories that accounted for no less than 10% of product sales of E-Commerce revenues during the periods indicated.

[8]	The inter-segment eliminations mainly consist of revenues from online store operations, warehousing and fulfillment, and digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

Breakdown of total net revenues of online store operations of services by key categories9 of services for the periods indicated:

	For the three months ended September 30,
	2023		2024
		% of Net			% of Net	YoY
	RMB	Revenues	RMB	US$	Revenues	Change
		(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	248.4	14%	275.7	39.2	13%	11%
– Luxury	86.3	5%	86.8	12.3	4%	1%
– Sportswear	101.3	6%	100.7	14.3	5%	-1%
– Other apparel	60.8	3%	88.2	12.6	4%	45%
Others	92.3	5%	86.9	12.4	5%	-6%
Inter-segment eliminations[10]	(11.2)	-1%	(20.5)	(2.9)	-1%	83%

Total net revenues from online store operations in services	329.5	18%	342.1	48.7	17%	4%

Total operating expenses were RMB2,171.5 million (US$309.4 million), compared with RMB1,959.4 million in the same quarter of last year.

•	Cost of products was RMB563.1 million (US$80.2 million), compared with RMB491.2 million in the same quarter of last year. The increase was primarily due to an increase in product sales volume.

•	Fulfillment expenses were RMB519.4 million (US$74.0 million), compared with RMB513.0 million in the same quarter of last year. Fulfillment expenses were remain flat, which is in line with the warehousing and fulfillment service revenue.

•	Sales and marketing expenses were RMB800.6 million (US$114.1 million), compared with RMB637.5 million in the same quarter of last year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and offline stores for BBM during the quarter.

•	Technology and content expenses were RMB140.7 million (US$20.1 million), compared with RMB120.4 million in the same quarter of last year. The increase was mainly due to more revenues from IT solutions during the quarter, partially offset by the Company’s cost control initiatives and efficiency improvements.

•	General and administrative expenses were RMB176.6 million (US$25.2 million), compared with RMB214.5 million in the same quarter of last year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

[9]	Key categories refer to the categories that accounted for no less than 10% of services revenue of E-Commerce during the periods indicated.

[10]	The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

Loss from operations was RMB114.5 million (US$16.3 million), an improvement from RMB135.7 million in the same quarter of last year. The operating margin was negative 5.6%, an improvement from negative 7.4% in the same quarter of last year.

Non-GAAP loss from operations was RMB85.2 million (US$12.1 million), an improvement from RMB90.4 million in the same quarter of last year. The improvement was mainly due to the narrowed loss in the E-Commerce business. Non-GAAP operating margin was negative 4.1%, an improvement from negative 5.0% in the same quarter of last year.

Adjusted operating loss of E-Commerce was RMB29.8 million (US$4.2 million), an improvement from RMB40.3 million in the same quarter of last year. Adjusted operating loss of Brand Management was RMB55.3 million (US$7.9 million), compared with RMB50.1 million in the same quarter of last year.

Unrealized investment gain was RMB3.9 million (US$0.5 million), compared with an unrealized investment loss of RMB7.8 million in the same quarter of last year. The unrealized investment gain of this quarter was mainly related to the increase in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Fair value change on financial instruments was a loss of RMB17.0 million (US$2.4 million), compared with nil in the same quarter of last year. The fair value change on financial instruments is primarily due to the losses recognized related to the financial instruments the Company invested in the second quarter of 2024.

Exchange gain was RMB11.9 million (US$1.7 million), due to exchange rate fluctuation between Hong Kong dollars and Japanese Yen in the quarter ended September 30, 2024, compared to net exchange loss of RMB1.3 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB88.1 million (US$12.6 million), compared with RMB126.4 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB1.48 (US$0.21), compared with both RMB2.12 for the same period of 2023.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB66.8 million (US$9.5 million), compared with RMB76.4 million in the same quarter of last year.

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.12 (US$0.16), compared with RMB1.28 for the same period of 2023.

Segment Information

(a)	Description of segments

Following the acquisition of Gap Shanghai in February 2023, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce and (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands. Currently, the Company runs brand management operations for the Gap and Hunter brands in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended September 30, 2023 and 2024, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the three months ended September 30,
	2023	2024
	RMB	RMB
Net revenues:
E-Commerce	1,543,276	1,757,320
Brand Management	299,645	330,605
Inter-segment eliminations*	(19,279)	(30,905)

Total consolidated net revenues	1,823,642	2,057,020

Adjusted Operating Losses**:
E-Commerce	(40,300)	(29,781)
Brand Management	(50,091)	(55,331)
Inter-segment eliminations*	–	(51)

Total Adjusted Operating Losses	(90,391)	(85,163)

Unallocated expenses:
Share-based compensation expenses	(29,415)	(19,628)
Amortization of intangible assets resulting from business acquisition	(7,911)	(9,529)
Cancellation fees of repurchased ADSs	–	(162)
Acquisition-related expenses	(7,995)	–
Total other income	4,198	4,596

Loss before income tax and share of income (loss) in equity method investment	(131,514)	(109,886)

*	The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**	Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition, and cancellation fees of repurchased ADSs.

Update in Share Repurchase Programs

On January 24, 2024, the Company’s board of directors (the “Board”) authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from January 24, 2024. As of November 21, 2024, the Company repurchased approximately 3.6 million of ADSs for approximately US$9.9 million under its share repurchase program through the open market. The remaining amount of Board authorization for our share repurchase program, which is effective through January 2025, was US$10.1 million as of November 21, 2024.

Conference Call

The Company will host a conference call to discuss the earnings at 6:30 a.m. Eastern Time on Thursday, November 21, 2024 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	5542701

A replay of the conference call may be accessible through November 28, 2024 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	8102663

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 450 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

		As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,149,531	1,066,670	151,999
Restricted cash	202,764	325,603	46,398
Short-term investments	720,522	1,262,966	179,971
Accounts receivable, net	2,184,729	1,860,841	265,168
Inventories	1,045,116	1,388,312	197,833
Advances to suppliers	311,111	360,448	51,363
Prepayments and other current assets	590,350	696,139	99,199
Amounts due from related parties	86,661	6,006	856

Total current assets	7,290,784	6,966,985	992,787

Non-current assets
Long term investments	359,129	366,182	52,181
Property and equipment, net	851,151	821,363	117,043
Intangible assets, net	306,420	349,889	49,859
Land use right, net	38,464	37,695	5,371
Operating lease right-of-use assets	1,070,120	832,004	118,560
Goodwill	312,464	369,333	52,630
Other non-current assets	45,316	66,393	9,461
Deferred tax assets	200,628	213,258	30,389

Total non-current assets	3,183,692	3,056,117	435,494

Total assets	10,474,476	10,023,102	1,428,281

		As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,115,721	1,101,172	156,916
Accounts payable	563,562	648,695	92,439
Notes payable	506,629	515,866	73,510
Income tax payables	18,768	–	–
Accrued expenses and other current liabilities	1,188,179	1,028,470	146,556
Derivative liabilities	–	6,063	864
Amounts due to related parties	32,118	3,093	441
Current operating lease liabilities	332,983	267,888	38,174

Total current liabilities	3,757,960	3,571,247	508,900

Non-current liabilities
Deferred tax liabilities	24,966	34,585	4,928
Long-term operating lease liabilities	799,096	631,252	89,953
Other non-current liabilities	40,718	43,835	6,246

Total non-current liabilities	864,780	709,672	101,127

Total liabilities	4,622,740	4,280,919	610,027

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Redeemable non-controlling interests	1,584,858	1,651,946	235,400

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 175,967,894 shares issued, 167,901,880 and 171,385,456 shares outstanding, as of December 31, 2023, and September 30, 2024, respectively)	93	95	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023, and September 30, 2024)	8	8	1
Additional paid-in capital	4,571,439	4,626,123	659,217
Treasury shares (nil and 8,718,300 shares as of December 31,2023 and September 30,2024, respectively)	–	(52,824)	(7,527)
Accumulated deficit	(506,587)	(691,914)	(98,597)
Accumulated other comprehensive income	32,251	29,841	4,252

Total Baozun Inc. shareholders’ equity	4,097,204	3,911,329	557,360

Non-controlling interests	169,674	178,908	25,494

Total equity	4,266,878	4,090,237	582,854

Total liabilities, redeemable non-controlling interests and equity	10,474,476	10,023,102	1,428,281

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2023	2024
	RMB	RMB	US$
Net revenues
Product sales(1)	707,855	783,132	111,595
Services	1,115,787	1,273,888	181,529

Total net revenues	1,823,642	2,057,020	293,124

Operating expenses(2)
Cost of products	(491,160)	(563,110)	(80,243)
Fulfillment(3)	(512,997)	(519,379)	(74,011)
Sales and marketing(3)	(637,488)	(800,562)	(114,079)
Technology and content(3)	(120,382)	(140,725)	(20,053)
General and administrative(3)	(214,487)	(176,611)	(25,167)
Other operating income, net	17,160	28,885	4,116

Total operating expenses	(1,959,354)	(2,171,502)	(309,437)

Loss from operations	(135,712)	(114,482)	(16,313)
Other income (expenses)
Interest income	24,466	14,585	2,078
Interest expense	(11,190)	(8,727)	(1,244)
Unrealized investment (loss) gain	(7,805)	3,855	549
Exchange (loss) gain	(1,273)	11,851	1,689
Fair value change on financial instruments	–	(16,968)	(2,418)
Loss before income tax and share of income (loss) in equity method investment	(131,514)	(109,886)	(15,659)
Income tax (expense) benefit(4)	(1,946)	18,569	2,646
Share of income (loss) in equity method investment, net of tax of nil	3,861	(1,938)	(276)

Net loss	(129,599)	(93,255)	(13,289)
Net (income) loss attributable to noncontrolling interests	(4,734)	10,193	1,452
Net loss (income) attributable to redeemable noncontrolling interests	7,900	(5,008)	(714)

Net loss attributable to ordinary shareholders of Baozun Inc.	(126,433)	(88,070)	(12,551)

	For the three months ended September 30,
	2023	2024
	RMB	RMB	US$
Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.71)	(0.49)	(0.07)
Diluted	(0.71)	(0.49)	(0.07)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(2.12)	(1.48)	(0.21)
Diluted	(2.12)	(1.48)	(0.21)
Weighted average shares used in calculating net loss per ordinary share
Basic	178,755,231	178,284,818	178,284,818
Diluted	178,755,231	178,284,818	178,284,818

Net loss	(129,599)	(93,255)	(13,289)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	8,630	(20,372)	(2,903)

Comprehensive loss	(120,969)	(113,627)	(16,192)

(1)	Including product sales from E-Commerce and Brand Management of RMB454.0 million and RMB329.8 million for the three months period ended September 30, 2024, respectively, compared with product sales E-Commerce and Brand Management of RMB411.6 million and RMB296.3 million for the three months period ended September 30, 2023.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2023	2024
	RMB	RMB	US$
Fulfillment	1,846	733	104
Sales and marketing	10,394	4,617	658
Technology and content	3,448	2,475	353
General and administrative	13,727	11,803	1,682
	29,415	19,628	2,797

(3)	Including amortization of intangible assets resulting from business acquisition, which amounted to RMB7.9 million and RMB9.5 million for the three months period ended September 30, 2023 and 2024, respectively.

(4)	Including income tax benefits of RMB1.5 million and RMB2.0 million related to the reversal of deferred tax liabilities for the three months period ended September 30, 2023 and 2024, respectively, which was recognized on business acquisition.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for share and per ADS data)

	For the three months ended September 30,
	2023	2024
	RMB	RMB	US$
Loss from operations	(135,712)	(114,482)	(16,313)
Add: Share-based compensation expenses	29,415	19,628	2,797
Amortization of intangible assets resulting from business acquisition	7,911	9,529	1,358
Acquisition-related expenses	7,995	–	–
Cancellation fees of repurchased ADSs	–	162	23

Non-GAAP loss from operations	(90,391)	(85,163)	(12,135)

Net loss	(129,599)	(93,255)	(13,289)
Add: Share-based compensation expenses	29,415	19,628	2,797
Amortization of intangible assets resulting from business acquisition	7,911	9,529	1,358
Cancellation fees of repurchased ADSs	–	162	23
Unrealized investment loss (gain)	7,805	(3,855)	(549)
Acquisition-related expenses	7,995	–
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,507)	(2,043)	(291)

Non-GAAP net loss	(77,980)	(69,834)	(9,951)

Net loss attributable to ordinary shareholders of Baozun Inc.	(126,433)	(88,070)	(12,551)
Add: Share-based compensation expenses	29,415	19,628	2,797
Amortization of intangible assets resulting from business acquisition(1)	5,991	6,734	960
Cancellation fees of repurchased ADSs	–	162	23
Unrealized investment loss (gain)	7,805	(3,855)	(549)
Acquisition-related expenses	7,995	–	–
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,127)	(1,388)	(198)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(76,354)	(66,789)	(9,518)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS	(1.28)	(1.12)	(0.16)

Weighted average shares used in calculating diluted net loss per ordinary share	178,755,231	178,284,818	178,284,818

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.